UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

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Date of Report (Date of earliest event reported): **March 1, 2012**

The Savannah Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Georgia	**0-18560**	**58-1861820**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

25 Bull Street, Savannah, Georgia   31401
(Address of principal executive offices)   (Zip Code)

(912) 629-6486
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.   **Entry into a Material Definitive Agreement.**

On March 1, 2012, Bryan Bank & Trust, (the "Bank"), a subsidiary bank of The Savannah Bancorp, Inc. (the "Company"), entered into a Stipulation to the Issuance of a Consent Order (the "Order") with the Federal Deposit Insurance Corporation (the "FDIC") and with the State of Georgia Department of Banking and Finance (the "DBF").   The FDIC and DBF are collectively referred to as the "Supervisory Authorities". The Order is based on the findings of the FDIC during their on-site examination of the Bank for the examination period ended March 31, 2011. Under the terms of the Order, the Bank is required to take the actions below.

Board of Directors. Under the Order, the Board of Directors ("Board") has agreed to further increase its participation in the affairs of the Bank, including assuming full responsibility for the approval of policies and objectives for the supervision of all of the Bank's activities. Pursuant to the Order, within 30 days the Bank will establish a Board committee to monitor and coordinate compliance with the Order.

Management. Within 60 days of the effective date of the Order, the Bank must develop and approve a written analysis and assessment of the Bank's management and staffing needs for the purpose of providing qualified management for the Bank. This written analysis and assessment shall include the identification of both the type and number of officer positions needed to properly manage and supervise the affairs of the Bank, the identification and establishment of the proper bank committees that are needed to provide guidance and oversight to active management, written evaluations of all senior executive officers to determine whether each individual possesses the ability, experience and other qualifications required to perform present and anticipated duties, a plan to recruit and hire any additional or replacement personnel with the requisite ability, experience and other qualifications and an organizational chart. Within 90 days from the effective date of the Order, the Bank shall have and retain qualified management with the qualifications and experience commensurate with assigned duties and responsibilities at the Bank.

Capital Requirements. Within 90 days from the effective date of the Order and during the life of the Order, the Bank must have Tier 1 capital equal to or greater than 8.00% of its total assets, and total risk-based capital equal to or greater than 10.00% of the Bank's total risk-weighted assets. Within 60 days from the effective date of the Order, the Bank must submit a written capital plan to the Supervisory Authorities which sets forth the steps that the Bank will take to achieve and maintain the capital requirements set forth in the Order. The capital plan must include a contingency plan in the event that the Bank fails to maintain the minimum capital ratios required in the Order.

Charge-offs. The Order requires the Bank to eliminate from its books, by charge-off or collection, all assets or portions of assets classified "loss" and 50% of those classified "doubtful." If an asset is classified "doubtful", the Bank may, in the alternative, charge off the amount that is considered uncollectible in accordance with the Bank's written analysis of loan impairment.

Classified Asset Reduction. Within 60 days from the effective date of the Order, the Bank shall submit a written plan to the Supervisory Authorities to reduce the remaining assets that are classified in the last regulatory exam or any future regulatory exam. The Bank's plan shall contain a schedule detailing the projected reduction of total classified assets on a quarterly basis and require the submission of a monthly progress report to the Board. The Order also prevents the Bank from extending, directly or indirectly, any additional credit to, or for the benefit of, any borrower who has a loan or other extension of credit from the Bank that has been charged off or classified, in whole or in part, "loss" or "doubtful" and is uncollected. The Bank may not extend, directly or indirectly, any additional credit to any borrower who has a loan or other extension of credit from the Bank that has been classified "substandard." These limitations do not apply if the Bank's failure to extend further credit to a particular borrower would be detrimental to the best interests of the Bank.

Asset Growth. While the Order is in effect, the Bank must notify the Supervisory Authorities at least 60 days prior to undertaking asset growth that exceeds 10% or more per year or initiating material changes in asset or liability composition. The Bank's asset growth cannot result in noncompliance with the capital maintenance provisions of the Order unless the Bank receives prior written approval from the Supervisory Authorities.

Restriction on Dividends and Certain Other Payments. While the Order is in effect, the Bank cannot declare or pay dividends, pay bonuses, or pay any form of payment outside the ordinary course of business resulting in a reduction of capital without the prior written approval of the Supervisory Authorities.

Brokered Deposits. The Order provides that the Bank may not accept, renew, or rollover any brokered deposits unless it is in compliance with the requirements of the FDIC regulations governing brokered deposits. The Bank shall also comply with the restrictions on the effective yields that can be offered on deposits as described in the regulations.

Written Plans and Other Material Terms. Under the terms of the Order, the Bank is required to prepare and submit a number of written plans or reports to the Supervisory Authorities, including the following:

- Within 90 days from the effective date of the Order, the Bank shall adopt and implement a written plan to improve liquidity, contingency funding, interest rate risk, and asset liability management.
- Within 60 days from the effective date of the Order, the Bank shall submit a written plan to reduce assets of $750,000 or greater classified as "doubtful" and "substandard".
- Within 30 days from the effective date of the Order, the Board shall review the adequacy of the allowance for loan losses and establish a comprehensive written policy for determining the adequacy of the Bank's allowance for loan losses.
- Within 90 days from the effective date of the Order, the Bank shall perform a risk segmentation analysis and develop a plan for reducing and monitoring the Bank's credit concentrations, specifically including its commercial real estate loan concentrations.
- Within 90 days from the effective date of the Order, the Board shall review, revise, adopt, and implement its written lending and collection policy to provide effective guidance and control over the Bank's lending and credit administration functions.
- Within 90 days from the effective date of the Order, the Board shall develop a written policy for managing the Bank's other real estate.
- Within 60 days from the effective date of the Order, the Bank shall implement a plan and comprehensive budget for all categories of income and expense for the year ending 2012.
- Within 30 days from the end of the first quarter following the effective date of the Order, and within 30 days from the end of each quarter thereafter, the Bank shall furnish written progress reports to the Supervisory Authorities detailing the form and manner of any actions taken to secure compliance with the Order and the results thereof.

The Order will remain in effect until modified or terminated by the Supervisory Authorities. The foregoing description is only a summary of the most material terms of the Order.

Item 7.01   Regulation FD Disclosure.

In connection with the Bank's entry into the Order, as described in Item 1.01 above, the Bank issued a press release, the information contained in which is incorporated into this Item 7.01 by this reference. The information contained in this Item 7.01, including the related information set forth in the attached press release and incorporated by reference herein, is being "furnished" and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise. The information in this Item 7.01 shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, or into any filing or other document pursuant to the Exchange Act, except as otherwise expressly stated in any such filing.

Exhibit No.	Description of Exhibit
99.1	Press Release dated March 6, 2012. **

** The Press Release attached hereto as Exhibit 99.1 is "furnished" and not "filed, as described in Item 7.01 of the Current Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SAVANNAH BANCORP, INC. (REGISTRANT)

By: /s/ Michael W. Harden, Jr.
Michael W. Harden, Jr.
Chief Financial Officer

Date: March 6, 2012

Exhibit Index

Exhibit No.	Description of Exhibit
99.1	Press Release dated March 6, 2012.

FOR IMMEDIATE RELEASE
Date: March 6, 2012
Contact: Dell Keith or Jimmy Burnsed
(912) 756-4444

Bryan Bank & Trust Announces
Entry into a Consent Order with the FDIC and the
Georgia Department of Banking and Finance

   Bryan Bank & Trust ("Bryan" or the "Bank"), a subsidiary of The Savannah Bancorp, Inc., announced today that effective March 1, 2012 it has entered into a Consent Order ("Order") with the Federal Deposit Insurance Corporation and the Georgia Department of Banking and Finance.

   Like many banks throughout Georgia and across the country, Bryan has experienced an increase in nonperforming loans and classified assets during the economic downturn. Dell Keith, CEO and President of the Bank stated, "The decline in real estate values and high unemployment continue to impact our customers. The Bank has, however, remained proactive in making the necessary adjustments to sturdy its position in the best interest of its customers, shareholders, employees and the community as a whole.

   "We have been working diligently to reduce our level of problem loans. We have taken steps to revamp our credit policies to reduce our exposure and address our future credit risk to help meet the regulatory requirements. By signing the Order, our Board of Directors and management team are committed to working with the regulatory agencies to continue to resolve the issues facing the Bank and endeavor to meet all the terms and conditions of the Order. Though the Order is new we have basically operated under the same guidelines and goals outlined in the Order for over two years. As a result of this difficult economic environment, it is not uncommon for banks to operate under such a regulatory order."

   Keith continued, "We have had the privilege to serve this community for over 20 years. The Bank has been interwoven with the fabric of the community and has maintained more than 60 percent of the market share in Bryan County."

   Jimmy Burnsed, Chairman of the Board of Directors, said, "We have seen our share of challenges, like many other banks, but are fortunate to have so many businesses and consumers in our community stand by us and support us in this critical time, just as we have supported them over the years. We are still in the business of handling the banking needs of our customers.

   "Bryan's roots are here in Bryan County, where we plan to stay and to keep getting stronger, better and wiser with every day that passes. Our management team remains confident in our ability to overcome this challenge and looks forward to emerging as an even stronger bank. We will not divert our attention from providing our customers with the same level of superior service that they have come to expect from the Bank."

   The Order does not affect the Bank's ability to continue to conduct its banking business with customers in a normal fashion. Banking products and services, hours of business, internet banking, ATM usage and FDIC deposit insurance coverage will all be unaffected. Customer deposits remain protected and insured by the FDIC up to $250,000 per depositor, the maximum allowed by law. Additionally, as part of the Dodd-Frank Act, unlimited FDIC insurance coverage applies to non interest-bearing deposit accounts and Lawyer's Trust accounts through December 31, 2012.

Forward-Looking Statements

This press release contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements identified by words or phrases such as "potential," "opportunity," "believe," "expect," "anticipate," "current," "intention," "estimate," "assume," "outlook," "continue," "seek," "plans," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" or similar expressions. These statements are based on the current beliefs and expectations of our management and are subject to significant risks and uncertainties. There can be no assurance that these results will occur or that the expected benefits associated therewith will be achieved. A number of important factors could cause actual results to differ materially from those contemplated by our forward-looking statements in this press release. Many of these factors are beyond our ability to control or predict. These factors include, but are not limited to, those found in our filings with the Securities and Exchange Commission, including under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. We do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as required by law.